UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 333-286715

SAYONA MINING LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Moblan Increases Resource to 121Mt and Reserve to 48Mt

North American lithium producer Sayona Mining Limited (“Sayona”) (ASX:SYA; OTCQB:SYAXF) announced today results from the updated JORC Mineral Resource and Ore Reserve Estimates at its Moblan Lithium Project (Sayona 60%; Investissement Quebec 40%), demonstrating the potential of this highly strategic asset.

Highlights

•	Total Mineral Resource Estimate increased to 121Mt at 1.19% Li2O.

•	This is an increase in Mineral Resources of 30% compared to the previous estimate released on 27 August, 2024 and an increase of more than 650%[1] since Sayona acquired Moblan[2] in September 2021.

•	Total Ore Reserves increased to 48.08 Mt at 1.31% Li2O.

•	This is an increase in Ore Reserves of 39% compared to the previous estimate released on 20 February, 2024 and more than 350%[1] increase since Sayona acquired Moblan[2] in September 2021.

•	The estimate is based on updated geological models, revised economic parameters and an optimised mine plan.

•	Mineral Resource and Ore Reserves reported are in compliance with the JORC Code (2012 Edition).

2025 JORC Mineral Resource Estimate

Resource Classification	Tonnes (Mt)	Li2O Grade (%)	Cut-off Grade (%)
Measured	6.3	1.50	0.55
Indicated	101.4	1.19	0.55
Inferred	13.3	1.06	0.55
Total	121.0	1.19	0.55

2025 JORC Ore Reserves Estimate

Reserve Category	Tonnes (Mt)	Li2O Grade (%)	Cut-off Grade (%)	Fe2O3 Grade (%)
Proved Ore Reserves	5.33	1.57	0.60	0.95%
Probable Ore Reserves	42.75	1.27	0.60	1.10%
Total	48.08	1.31	0.60	1.09%

1 The Mineral Resources and Ore Reserves referenced are foreign estimates and are not reported in accordance with the JORC Code. A competent person has not done sufficient work to classify the foreign estimates as Mineral Resources or Ore Reserves in accordance with the JORC Code. It is uncertain that following evaluation and/or further exploration work that the foreign estimates will be able to be reported as Mineral Resources or Ore Reserves in accordance with the JORC Code.
2 See ASX release dated 30 September 2021.

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058 info@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

Mineral Resource Estimate (MRE) and Ore Reserves Estimate Details
Sayona has significantly expanded its Canadian lithium resource base with this updated JORC Mineral Resource estimate for its Moblan Lithium Project. Results from the updated MRE reinforce the project’s status as the centrepiece of Sayona’s Eeyou-Istchee James Bay hub in northern Quebec.

Sayona now has a total estimated JORC Measured, Indicated and Inferred Mineral Resource of 121 million tonnes at 1.19% Li2O at a cut-off grade of 0.55% Li2O (Table 1), this is an increase of 30% over the previous MRE (27 August 2024) of 93.1 million tonnes (Mt) at 1.21% Li2O.

Approximately 89% of the total tonnage is in the higher confidence Measured and Indicated categories. The mineral resources are constrained by the claim limits and within a resource level conceptual pit shell.

The exceptional increase in mineral resources at Moblan reflects the addition and integration of all the drilling results from the 2024 program (addition of 261 drillholes for 74,953 m) (Figure 1).

Sayona’s Managing Director and CEO, Lucas Dow, commented: "The further expansion of our Moblan Lithium Project’s resource base is a testament to Sayona's commitment to unlocking the full potential of our assets in the Eeyou-Istchee James Bay region. Work by the Sayona technical team has seen a more than sixfold increase in the resource from when the project was purchased in 2021, to a total resource today of 121 million tonnes at 1.19% Li2O.

“Moblan remains one of the largest and best located development stage lithium projects in Quebec with access to hydropower, immediately adjacent to an all-weather highway and 130km from the Chibougamau rail head linking the resource directly to future processing in Bécancour or export facilities in Eastern Canada.”

The Moblan Ore Reserves have been estimated with an effective date of June 30th, 2025. A total of 48.08Mt of Proven and Probable Ore Reserves are estimated at an average grade of 1.31% Li2O, which is comprised of 5.33Mt of Proven Ore Reserves at an average grade of 1.57% Li2O and 42.75Mt of Probable Ore Reserves at an average grade of 1.27% Li2O.

The updated Ore Reserves represent a 39% increase since the previous declaration and may underpin higher production and/or longer mine life.

2	Sayona Mining Limited

Moblan JORC Mineral Resource Estimates Statement
The MRE was prepared in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”) and complies with the JORC Code disclosure. The breakdown of MRE results by zone (pegmatite domain) and by category is shown in Table 1.

The updated mineral resource block model covers an area of 2,600m strike length and 1,600m width, extending to a depth of 550m below surface. The mineralisation model consists of 49 lithium pegmatite dykes. These pegmatite dykes have been affected by brittle tectonics generating a series of faults. The lithium pegmatites were grouped into three (3) dyke swarms (groups or domains): Main, South/Moleon and New South. Each corresponds to a series of stacked dykes of variable thicknesses. The boundaries between the domains are marked by structural discontinuities (Figure 2). Moblan 2025 MRE includes all available data on the Project including extensive additional drilling coverage from the 2024 exploration program. The MRE database includes 1,032 surface drill holes (204,964m), drilled between 2002 and the end of 2024, and 10 surface trenches sampled between 2004 and 2009 (Figure 3).

Table 1 – Moblan JORC Mineral Resource Estimates Statement (0.55 % Li2O cut-off grade, US$1,550/t SC6)

Classification	Measured		Indicated		Mea. + Ind.		Inferred		Mea. + Ind. + Inf.
Lithium pegmatites	Tonnes (kt)	Li2O %	Tonnes (kt)	Li2O %	Tonnes (kt)	Li2O %	Tonnes (kt)	Li2O %	Tonnes (kt)	Li2O %
Main	5,813	1.54	18,532	1.21	24,345	1.29	2,599	1.09	26,944	1.27
South	454	1.03	53,945	1.17	54,399	1.16	5,199	1.06	59,598	1.15
New South			22,613	1.21	22,613	1.21	3,601	1.03	26,214	1.19
Moleon			6,342	1.27	6,342	1.27	1,885	1.10	8,227	1.23
Total	6,267	1.50	101,432	1.19	107,699	1.21	13,284	1.06	120,984	1.19

JORC Mineral Resource Statement notes:

1.
Independent and Competent Persons, as defined by JORC 2012, that prepared or supervised the MRE are Marina Iund, P.Geo., Alain Carrier, M.Sc., P.Geo., Simon Boudreau, P. Eng., all of InnovExplo inc.; and Ryan Cunningham, P.Eng. of Primero Group Americas. The effective date of the 2025 MRE is 12 June 2025;

2.	The mineral resources are not mineral reserves as they do not have demonstrated economic viability;
3.	The MRE was prepared in accordance with the JORC Code (2012);
4.
A total of 49 dykes of lithium pegmatites were modelled in Leapfrog ™ 2024.1 using implicit modelling techniques for the Main, South/Moleon and New South domains. Dyke wireframes, used as geological resource solids, were modelled with a minimum thickness of 0.3m;

5.	No assays were capped. Composites 1.0 m long were generated using the grade of the adjacent material when assayed or a value of zero when not assayed;
6.
The mineral resources were estimated using Leapfrog ™ 2024.1 using hard boundaries on composited assays. The Ordinary Kriging method was used to interpolate a sub‐blocked model (parent block size = 5m x 5m x 5m);

7.
The Measured category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 15 m. The Indicated category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 30 m. The Inferred category was assigned to blocks estimated with a minimum of two (2) drill hole in areas where the minimum distance from a drill hole is less than 50 m;

8.
Density was estimated, in the pegmatites using a regression function developed using measurements of SG and Li2O%. The regression function used is SG = 0.0604*Li2O% +2.61 which use Li2O% block values and is used for the conversion of the volume of each block interpolated into a tonnage. Values in other host rocks were given fixed SG values of 2.99 g/cm3 for the Gabbro 2.92 g/cm3 for the Volcanics, 2.76 g/cm3 for the Metasediments, 2.72 g/cm3 for the Granodiorite;

9.
The RPEEE ‘reasonable prospects for eventual economic extraction’ is met by having used open pit cut‐off grade and constraining pit shell. The selected COG for the MRE is 0.55% Li2O and should be viewed as a metallurgical cut-off grade for an open pit;

10.	The number of tonnes has been rounded to the nearest thousand. Any discrepancy in the totals is due to rounding effects;
11.
The Competent Persons are not aware of any problem related to the environment, permits or mining titles, or related to legal, fiscal, socio‐political, commercial issues, or any other relevant factor that could have a significant impact on the 2025 MRE.

3	Sayona Mining Limited

2025 Mineral Resources | **2024 Mineral Resources**

Looking North
Looking North
+506500 E
+507000 E
+507500 E
+508000 E
+5620500 N
+5620000 N
+5619500 N
N
Moblan Property Outline
Moblan Property Outline
500m
UTM Nad83 Zone 18
500m
UTM Nad83 Zone 18

- Measured Mineral Resources
- Indicated Mineral Resources
- Inferred Mineral Resources
- Resources Pit Shell

SAYONA

Prepared by:

INNOVEXPLO
MINING EXPERTISE — A MEMBER OF NORDA STELO

August 2025

Figure 1- Comparison between the 2024 and 2025 MREs in plan and longitudinal views illustrating the success of 2024 Moblan drilling to convert Inferred into Indicated Resources and for the addition of new mineral resources on the periphery

4	Sayona Mining Limited

Figure 2- Longitudinal and plan views illustrating Measured, Indicated and Inferred Mineral Resources from 2025 MRE

5	Sayona Mining Limited

N
+505500 E
+506250 E
+507000 E
+507750 E
+508500 E
+509250 E
+5621250 N
+5620500 N
+5619750 N
Drillhole
Main Lithium Pegmatites
South/Moleon Lithium Pegmatites
New South Lithium Pegmatites
2025 MRE Extent
Property limit
500m
UTM Nad83 Zone 18
SAYONA
Prepared by:
INNOVEXPLO
August 2025

Figure 3- Drillhole database and pegmatites domains supporting the 2025 MRE

Tonnage-Grade Distribution within MRE Pit Shell
Table 3 and Figure 4 illustrate the tonnage and grade distribution at different cut-off grades contained within the 2025 MRE pit shell (RPEEE official pit shell).

The reader is cautioned that the figures provided in this table should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the mineral resource model to the reporting cut-off grade.

Table 3 ‐ Cumulative tonnage and grade distribution by cut-off grades within base case pit shell

Classification	Measured		Indicated		Mea. + Ind.		Inferred		Mea.+ Ind.+ Inf.

Cut-off Grade Li2O %	Tonnes (kt)	Li2O %	Tonnes (kt)	Li2O %	Tonnes (kt)	Li2O %	Tonnes (kt)	Li2O %	Tonnes (kt)	Li2O %

0.20%	6,883	1.40	118,256	1.08	125,138	1.09	17,019	0.91	142,158	1.07
0.30%	6,731	1.43	114,334	1.10	121,065	1.12	16,088	0.95	137,153	1.10
0.40%	6,559	1.46	109,685	1.14	116,244	1.15	15,076	0.99	131,320	1.14
0.50%	6,374	1.49	104,469	1.17	110,844	1.19	13,915	1.04	124,759	1.17
0.55%	6,267	1.50	101,432	1.19	107,699	1.21	13,284	1.06	120,984	1.19
0.60%	6,147	1.52	98,025	1.21	104,172	1.23	12,550	1.09	116,721	1.21
0.70%	5,905	1.56	90,421	1.26	96,326	1.28	11,021	1.15	107,347	1.26
0.80%	5,633	1.60	82,237	1.31	87,869	1.33	9,454	1.22	97,323	1.32

Note: This Table should not be interpreted as a mineral resource statement. The data is presented to illustrate the distribution of tonnage and grade above different cut-off grades within the MRE pit shell. The selected cut-off is 0.55 % Li2O.

6	Sayona Mining Limited

Grade/tonnage Curve within MRE Base Case pit shell
160
140
120
100
80
60
40
20
0
Tonnage (Mt)
3
2.5
2
1.5
1
0.5
0
Grade (%Li2O)
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8
2
Cut-off (%Li2O)
Tonnage (Mt)
Grade (%Li2O)

Figure 4- Grade / Tonnage Curve within base case pit shell

Note: This Figure should not be interpreted as a mineral resource statement. The data is presented to illustrate the distribution of tonnage and grade above different cut-off grades within the MRE pit shell. The selected cut-off is 0.55 % Li2O.

Summary of Mineral Resource Estimation for Moblan Lithium Project
As per ASX Listing Rules 5.8.1 and the 2012 JORC Code, a summary of the material information used to estimate the Mineral Resource is detailed below. Further details can be found in the Appendices to meet the criteria of the Listing Rules 5.8.2 (Section 1, 2, and 3 of JORC Table 1).

Moblan Project
The Moblan project is located about 130km north-west of the town of Chibougamau and approximately 85km from the Cree (First Nations) community of Mistissini. The project is located immediately adjacent to the Route du Nord, a regional highway which is accessible year-round, providing access to railway lines that link with major ports in Eastern Canada.

SAYONA
Lac Albert
PROSPECT
MOBLAN
PROJECT
AUTHIER
PROJECT
NORTH
AMERICAN
LITHIUM
PROJECT
TANSIM
PROSPECT
CHIBOUGAMAU
CHAPAIS
road 113
road 167
LEBEL-SUR-
QUÉVILLON
AMOS
SENNETERRE
ROUYN-
NORANDA
VAL-D'OR
ALMA
SAGUENAY
road 172
road 170
road 155
road 175
LA TUQUE
QUÉBEC
road
117
MONT-LAURIER
MANIWAKI
road 117
or A15
road 105
TROIS-RIVIÈRES
NORTH-BAY
road 11
road 148
OTTAWA
A50
MONTRÉAL
N
0
50
100 km
Sayona
Cities and
municipalities
Port
Airport
Factory
Railroad
Roads

Figure 5: Location of Moblan Lithium Project

7	Sayona Mining Limited

Geology and Geological Interpretation

The geology of the Moblan property is dominated by a large northeast‐southwest trending gabbro (Figure 6). Apart from the spodumene pegmatite dyke swarms, other important rock units are mafic volcanic rocks, intermediate volcanic rocks, felsic volcanic rocks and metasedimentary rocks. The gabbro is bordered to the northwest by mafic lava flows and to the southeast by a volcano‐sedimentary sequence of tholeiitic and transitional lavas, volcaniclastic and sedimentary rocks. The gabbro is the main host rock for the lithium pegmatites (Main, South/Moleon and New South pegmatites) except for the Moleon pegmatites hosted in adjacent mafic volcanic rocks.

Lithology
Surface Projection of Moblan LCT Pegmatites Mineralised System
Pegmatite outcroping (+/-530m Elev.) combined with projection from 475m Elev. to the surface
Granodiorite
Felsic volcanic rocks
Mafic volcanic rocks
Mafic plutonic rocks
Ultramafic plutonic rocks
N
506,000
507,000
508,000
509,000
5,621,000
5,620,000
500m
UTM Nad83 Zone 18
SAYONA
Prepared by:
INNOVEXPLO
August 2024

Figure 6 - Geology Map of Moblan

Results from the 2025 MRE clearly demonstrate that Moblan is a major single extensive lithium-caesium-tantalum (LCT) mineralised system. The primary metal is lithium and is mainly associate with spodumene, a lithium bearing pyroxene. Moblan pegmatites also contains domains with enrichment in caesium, rubidium and tantalum, all of which could be potential opportunities for by-product extraction at Moblan.

New drilling results and geological modelling illustrate the spatial connection between the Main, South, New South and Moleon pegmatite dykes within a single extensive lithium-caesium-tantalum (LCT) mineralised system (Figure 7). The links that can now be established between the various sectors of Moblan have a global positive impact on the geological continuity of the updated MRE. The footprint of the Moblan mineralised system now extends over ~2.3km E-W, ~1.4km N-S and to depth of ~450m from surface and bounded by a NE-trending shear zone in the west (shown as a dashed line in Figure 6).

Structural analysis demonstrates different sets of dykes: E-W sub-horizontal pegmatites (Main, South and New South) and N-S sub-vertical pegmatites (mostly in the Inter and Moleon areas) and geochemical signatures (i.e. evolution of K/Rb, K/Cs element ratios, fractionation geochemical indicator of the pegmatites) points towards emplacement and formation of Moblan LCT pegmatites system during a continuum of deformation and magmatic evolution. Pegmatites dykes being crystallised from single- and multi-stage events with different generations of dykes where geometry of the pegmatite dykes reflects the evolution from ductile-brittle to brittle deformation.

8	Sayona Mining Limited

Geochemistry of the eastern pegmatites of Moleon is different from the Main, South and New South pegmatites. In addition to structural orientations, whole-rock geochemical signatures indicate that the N-S pegmatites are more evolved (and thus enriched in tantalum) than the sub-horizontal E-W set. These different groups of dykes likely reflect a pulsating emplacement of different generations of LCT pegmatites (the sub-horizontal E-W ones first, followed by the sub-vertical N-S ones). The emplacement of both generations (Moblan and Moleon) is structurally controlled by a NE-trending deformation corridor during the transcurrent tectonics (D3 regional deformation event).

The project hosts several lithium pegmatite dykes, which mostly lie within the gabbro unit, close to the surface. Locally, the spodumene zone outcrops as escarpments. A total of 49 different dykes have been documented and modelled for the 2025 MRE. During the 3D geological interpretation and for the purpose of the 2025 MRE, the lithium pegmatite dykes were grouped into three dyke swarms (groups or domains): Main, South/Moleon and New South. Each corresponds to a series of stacked dykes of variable thicknesses (Figure 7).

Figure 7 - Moblan Spodumene pegmatite domains - 2025 MRE

The boundaries between the Main, South/Moleon and New South domains were determined by their attitudes (direction and dip) and geological continuity (number and thickness of the dykes) from section to section. The boundaries between the domains are marked and could be explained by structural discontinuities (e.g. local faults).

The Main, South and New South pegmatites correspond to a group of 27 lithium pegmatite dykes oriented E-W and dipping slightly to the north (N260°/-10°). This swarm extends approximately 2,250 m E-W and 1,400 m N-S (projection on surface). In this group, three (3) dykes have an average intercept length greater than 10 m.

The Moleon pegmatites correspond to a group of 22 lithium pegmatite dykes oriented N-S and dipping steeply to the west (N180°/-60°). This swarm extends approximately 450 m N-S and 750 m E-W. In this group, two (2) dykes have an average intercept length greater than 10 m.

9	Sayona Mining Limited

Sampling and Sub‐sampling Techniques

The Project's sampling is from core drilling. A geologist marked the samples by placing a unique ID tag at the end of each core sample interval. Core sample lengths vary from 0.5 m to 1.5 m, and sample contacts respect lithological contacts and changes in the appearance of mineralisation or alteration (type and/or strength). During sampling, a technician sawed each marked sample in half lengthwise. One-half of the core was placed in a plastic bag along with a detached portion of the unique bar-coded sample tag. The other half of the core was returned to the core box, and the remaining tag portion was stapled to the box. The core boxes were stockpiled or stored in outdoor core racks for future reference before being sent to the issuer’s site in La Corne, Quebec, for safekeeping. Individual sample bags and the sample list were placed in rice bags. According to the geologist's instructions, QA/QC samples are prepared and bagged ahead of time by core shack personnel and batched at the core shack.

Drilling Techniques

All the drilling carried out on the Project is core drilling. The Moblan deposit has been drilled using diamond drilling over many campaigns by several companies. Diamond drill core is predominantly NQ size (47.6 mm core diameter) from surface to the final depth. Some HQ size drilling is also used for specific testing such as for recovery of metallurgical samples. Core recovery has been excellent through the different programs.

Criteria used for Classification, including Drill and Data Spacing and Distribution

The 2025 MRE comprises Measured, Indicated, and Inferred Mineral Resources. The categories were prepared using a script in Edge. The resulting classifications were subsequently refined using a series of outline rings (clipping boundaries) to locally upgrade or downgrade blocks. The CPs consider this a necessary step to homogenise the mineral resource volumes in each category and avoid including isolated blocks.

The classification takes into account the following criteria:
•	Interpolation pass;
•	Distance to closest information;
•	Number of drill holes used to estimate the block’s grade.

Within the modelled lithium pegmatites only, the Measured category was assigned to blocks estimated with a minimum of three (3) drillholes in areas where the minimum distance from a drill hole is less than 15 m. The Indicated category was assigned to blocks estimated with a minimum of three (3) drillholes in areas where the minimum distance from a drillhole is less than 30 m. The Inferred category was assigned to blocks estimated with a minimum of one (1) drillholes in areas where the minimum distance from a drillhole is less than 50 m. The drilling grid and the distribution of the drillholes make it technically possible to obtain the three categories of resources on the Project (Figure 1 and Figure 7).

Sample Analysis Method

All samples were analysed at independent accredited laboratories (SGS laboratories in Toronto, Ontario (Canada), and ALS and AGAT laboratories in Val-d’Or, Québec (Canada)).

2007–2010 samples were analysed by SGS in Toronto by Sodium Peroxide Fusion and ICP-MS finish using a split of up to 250 g of pulverised material. For the 2022 Winter campaign, samples were analysed at AGAT by ME- Sodium Peroxide Fusion followed by ICP-OES with ICP-MS finish using a split of up to 250 g of pulverised material. For the 2022 Summer-Fall and the 2023 campaigns, samples were analysed at ALS by ME-MS589L Sodium Peroxide Fusion and ICP-MS finish using a split of up to 250 g of pulverised material.

Previous operators and Sayona have regularly inserted third-party reference control samples and blank samples in the sample stream to monitor assay and laboratory performance.

10	Sayona Mining Limited

506,000
507,000
508,000
2024 MRE Pit Shell
2025 MRE Pit Shell
Significant Drill Intercepts
Drillholes includes in 2024 MRE
New Drillholes included in 2025 MRE
N
5,620,000
5,620,000
0
0.5 km
Projection NAD83 UTM zone 18N
SAYONA
Prepared by:
INNOVEXPLO
July 2025
506,000
507,000
508,000

Figure 8- Significant Intercepts and Drillholes Distribution (old and new) included in the 2025 MRE

Notes (1): Drillholes results above a Metal Factor greater than 25.

Notes (2): Methodology for calculating drilling intercept. Drillhole intercepts query and calculations are made automatically using the economic composite tool in Leapfrog software (v.2023.2.1). The selection algorithm was applied to all the drilling results and may not represent true thickness. Calculations are made according to the following steps. Step no.1: Assigned lithology code (ex: pegmatites, gabbro, granodiorite) to each individual sample based on majority code (i.e. rule of 51%). Step no.2: Assignment of a 0% Li2O content to all lithologies other than spodumene pegmatites (e.g. "waste lithologies" such as gabbro and volcanic rocks). Step no. 3: Calculation of intercepts based on a minimum grade of 0.25% Li2O over a minimum core length of 2m (and no maximum length), with a tolerance allowing the inclusion of 2m waste gap up to a maximum of 20m cumulative length of waste inside an intercept. Step no.4: Selection of the drilling results highlights based on grades, lengths, and Metal Factor (Li2O grade (%) x core length (m)).

Estimation Methodology

Ordinary Kriging (OK) was selected as the method for grade interpolation because the Moblan lithium deposit is considered homogeneous based on geology, geostatistics and variography. No grade capping was applied to the 1m assay composites. The geological interpretation (lithium pegmatites) provided hard boundaries for the estimation domains.

Experimental variograms were modelled in Snowden Supervisor™ v8.14 using composites on a domain-by-domain basis (4 experimental variograms were modelled). Estimation was completed in Leapfrog™ (v.2024.1) using a three-pass approach. For thicker pegmatites (drill hole intersects longer, on average, than 10 m), a minimum of 13, 13 and 4 composites and a maximum of 24, 24 and 24 composites were required for passes 1 to 3, respectively, using 0.5x, 1x and 2x the variogram ranges as search ellipses, respectively. For the remaining pegmatites, passes 1 to 3, 5, 5 and 2 minimum composites were required, 8, 8 and 8 maximum composites using 0.5 times. 1.0 times and 2.0 times the variogram ranges as search ellipses, respectively.

Cut‐off Grades, including the Basis for the Selected Cut‐off Grades

Specific extraction method was used to establish a reasonable cut-off grade (“COG”) for the deposit. The COG used for the 2025 MRE is both an economic COG for an open pit scenario and a metallurgical COG. The COG must be evaluated regularly in light of prevailing market conditions and other factors, such as metal price, exchange rate, mining method, related costs, etc. Moblan 2025 MRE satisfy the requirement of ‘reasonable prospects of eventual economic extraction’ (“RPEEE”).

11	Sayona Mining Limited

Conditions of ‘Reasonable Prospects for Eventual Economic Extraction’ (RPEEE) has been applied in accordance with JORC Code guidelines for the Mineral Resource estimate. Given the assumption of spodumene concentrate as the target product for potential economic extraction, the resource model has been restricted exclusively to spodumene-bearing pegmatites. The pit shell optimisation utilised lithium pricing based on a five-year forward consensus forecast (2028/2029), as published by Benchmark Mineral Intelligence (Q1 2025). Cost assumptions for mining and processing were derived from a previously disclosed economic assessment of the Moblan Project (ASX Announcement dated 20 February 2024) with an overall operating cost of 79.20 CAD/t processed.

Selected cut-off grade:
Due to processing assumptions from the 2024 Definitive Feasibility Study (DFS), the selected COG for the MRE is 0.55% Li2O. The selected COG of 0.55% Li2O should be viewed as a metallurgical cut-off grade for an open pit scenario.

Mining and Metallurgical Methods and Parameters, and other Material Modifying Factors considered to date

An open pit scenario was retained for the 2025 MRE. An optimised pit shell (using Whittle) was constrained within Moblan claims limits. All remaining tonnage outside of the optimised pit shell was excluded from the mineral resource statement. No underground mining scenario was retained.

The resource-level pit shell optimisation was completed at US$1,550/t conc. 6% Li2O and 75% metal recovery on a 5 x 5 x 5 m SMU using a pit wall angle of 56° in rock and 14 to 18° in overburden.

Mineral Tenement and Land Tenure Status

Moblan is situated in the northwestern part of the Province of Québec, Canada. The Moblan Property, host to the lithium mineral resources outlined in the 2025 MRE consists of 20 claims (roughly 433 ha or 4.3 km2) held by Sayona Nord (60%) and Investissement Québec (40%). The Moblan Property is subject to a 1.5 to 2.5% Gross Overriding Revenue (‘GOR’) royalty payable to Lithium Royalty Corporation. All claims are in good standing as of July, 2025. There are no impediments that have been identified for operating in the Project areas.

The Moblan Property is part of the ten (10) properties that constitute the Moblan James Bay Property Group (the “Properties”) (Figure 8): Moblan, Lac Albert, Gariteau, Albert-Sud, Lezai-Troilus, Tortigny, Regnault, Larabel, Frotet and De-Maurès. The Properties are located in the Eeyou Istchee James Bay territory in the northwestern part of the province of Quebec. The centroid of the Properties is approximately 90 km to the north-northwest of the town of Chibougamau and 42 km west of Lake Mistassini, Quebec. The Properties cover an area of 1,054.49 km2, extending 85 km east-west and 55 km north-south. The Properties fall within the area covered by NTS map sheets 32J09, 32J/10, 32J11, 32J14, 32J15 and 32J16. The approximate coordinates of the geographic centre of the Properties are 74°54’ W and 50°44’ N (UTM coordinates: 507,059mE and 5,618,693mN, NAD 83, Zone 18).

500,000
525,000
550,000
575,000
5,650,000
5,625,000
5,600,000
N
Road
Power line
Mineral occurrences (SIGEOM 2022/11/23)
Gold
Zinc
Copper
Molybdenum
Silver
Nickel
Lead
Lithium
Vanadium
Platinum Group
Tungsten
Gold closed mine
032J14
032J15
032J16
032J11
032J10
032J09
LEZAI-TROILUS
LARABEL
LAC-ALBERT
MOBLAN
TORTIGNY
FROTET
ALBERT-SUD
REGNAULT
DE-MAURÈS
GARITEAU
R1030
Île Manitounouc
SAYONA PROPERTIES
60% Sayona Nord, 40% Investissement Québec (1.5 to 2.5% GOR Royalties to LRC)
100% Sayona Nord (No Royalties)
100% Sayona Nord (2% NSR Royalties to Troilus)
0
10 km
Projection NAD83 UTM zone 18N
SAYONA
Prepared by:
INNOVEXPLO
March 17, 2023
\SYAmob22G101

Figure 9- Moblan Regional Property and surroundings Sayona’s claims of the Moblan James Bay Group of Properties

12	Sayona Mining Limited

Summary of Ore Reserve Estimation for the Moblan Lithium Project
As per ASX Listing Rules 5.9.1 and the 2012 JORC Code, a summary of the material information used to estimate the Ore Reserves is detailed below. Further details can be found in the Appendices to meet the criteria of the Listing Rules 5.9.2 (Section 4 of JORC Table 1).

The Moblan Project Ore Reserves have been estimated for a total of 48.08Mt of Proven and Probable Ore Reserves at an average grade of 1.31% Li2O, which is comprised of 5.33Mt of Proven Ore Reserves at an average grade of 1.57% Li2O and 42.75Mt of Probable Ore Reserves at an average grade of 1.27% Li2O, as shown in Table 4.

Table 4 Moblan Ore Reserves estimate, as at June 30, 2025

Notes to accompany the Ore Reserves estimate:
1.
The Ore Reserves for the Project have been estimated by Tony O’Connell (AusIMM 230490) of Optimal Mining Solutions Pty Ltd, an Independent and Competent Person, as defined by JORC 2012. The effective date of the Ore Reserves estimate is June 30, 2025.

2.	The Ore Reserves are estimated assuming open pit mining methods and reported on a 100% project basis.
3.	Ore Reserves are measured as dry tonnes at the crusher above a diluted cut-off grade of 0.60% Li2O.
4.	All ore solids with an Fe2O3 content greater than 5% were converted to waste.
5.	Ore Reserves result from a positive pre-tax financial analysis based on a 6.0% Li2O spodumene concentrate, a sale price of 1,250 US$/t and a CAD/USD exchange rate of 0.74.
6.	The selected pit shell is based on a revenue factor of 0.75.
7.	The reference point of the Ore Reserves estimate is the Moblan crusher feed.
8.
In-situ Mineral Resources are converted to Ore Reserves based on a pit optimisation assessment, pit design, mine scheduling and the application of modifying factors, all of which support a positive LOM cash flow model. All inferred and unclassified Mineral Resources have been converted to waste.

9.	The overall ROM strip ratio (total waste to ore) is 3.0:1.
10.
The CP is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing, or other relevant issues that could materially affect the Ore Reserves estimate other than those disclosed in this report.

11.	Totals may not sum due to rounding.

Material Assumptions and Outcomes for the Life of Mine Plan
A Definitive Feasibility Study (DFS) was completed in 2024. The DFS calculated significant value for the Moblan deposit, confirming technical and financial viability over the 21-year mine life.

An updated Life of Mine (LOM) plan, based on 2025 MRE geological model, has been developed which forms the basis of this Ore Reserve estimate. The updated life of mine plan incorporates detailed pit designs, dump designs, mining schedules, geotechnical analysis, hydrological assessments and metallurgical assumptions.

13	Sayona Mining Limited

The table below summarises the key results of the LOM and associated financial modelling.

Metrics	Units	Value

Life of Mine	Years	28
Total Material Mined	Mt	195
LOM Strip Ratio	waste:ore	3.0
Average Annual Plant Feed	Mtpa	1.75
Daily Plant Feed	tonnes/day	4,800
Average Crusher Feed Grade	% Li2O	1.31
Average Annual Concentrate Output	tonnes	279,000
Spodumene Concentrate Grade	% Li2O	6.0%
Benchmark Spodumene 6.0% Concentrate Price	USD/tonne	$1,250
Foreign Exchange Rate	CAD:USD	0.74
Total Net Revenue	CAD million	$12,716
Total Operating Cost	CAD million	$6,554
Total LOM Capex	CAD million	$1,156
EBITDA	CAD million	$5,005
Mining Cost	CAD/t mined	$8.89
Processing Cost	CAD/t milled	$28.65
G&A Mining	CAD/t mined	$4.11
G&A Processing	CAD/t milled	$9.45
G&A Miscellaneous	CAD/t milled	$12.35
AISC	USD/conc t	$730
Total Cash Cost	USD/conc t	$620

Criteria for Conversion of Mineral Resources to Ore Reserves
The Measured and Indicated Resources that underpin the positive cash flow model for the Life of Mine have been converted to Ore Reserves after the application of the modifying factors. No Inferred Resources have been included as Ore Reserves. The economic Measured Resource is converted to Proved Reserves and the economic Indicated Resource is converted to Probable Reserves.

Mining Assumptions and Modifying Factors
The mining method for the Moblan Project is planning to utilise conventional open-pit drill-blast-load-haul cycle. Excavation units ranging in size from 120t to 200t loading 90t off-road haul trucks with ore or waste. The run-of-mine (ROM) ore is hauled from the open pit to the crusher whilst the waste is hauled to out-of-pit overburden storage facilities.

A pit optimisation was carried out to guide the ultimate pit limits for the practical pit design. The revenue factor 0.75 pit shell, where realised prices are 75% of the forecast price, was selected as a guide for the final pit limits.  This pit shell keeps the strip ratio relatively low (approximately 3:1) and allows for all capital expenditure to start up the project, which is excluded from the pit optimisation process.

The key assumptions and modifying factors for both the pit optimisation, pit design, mine schedule and ultimately the Ore Reserves are:

14	Sayona Mining Limited

•
Mining loss and dilution have been calculated via regularisation of the original resource block model into 5m x 5m x 5m blocks and subsequent conversion of isolated ore and waste blocks into waste and ore respectively.

•	The overall maximum batter angle applied is 55° through rock and 20° in overburden based on DFS geotechnical design parameters.
•	Cut-off grade used to determine the ROM ore is 0.60% Li2O,

Processing Assumptions and Modifying Factors
Several metallurgical test work programs have been undertaken to develop and optimise the process flowsheet and design of the process plant. The ROM ore is subject to a variety of processing methods once feed material enters the crusher. Metallurgical recovery varies according to the grade of the feed ore and the spodumene concentrate grade produced. Across the life-of-mine an average metallurgical recovery of 74.7% was applied for the production of a 6.0% spodumene concentrate.

Cut-off Grade Basis
The breakeven cut-off grade (COG) is calculated considering costs for processing, G&A, and other costs related to concentrate production and transport.

Based on a 6.0% Li2O concentrate selling price of $1,250 USD/t, the COG would be 0.29% Li2O.  However, due to metallurgical recovery limitations, a metallurgical COG of 0.60% Li2O was selected based on iterative analysis and to assure a feed grade that allows a sufficient metallurgical recovery to produce the required spodumene concentrate grade.

Estimation Methodology
The process adopted for completing the 2025 Moblan Project Ore Reserve Estimate involved the following:
•	A geological model has been prepared by InnovExplo, with an updated Mineral Resource Estimate declared as at June 12th 2025.
•	A pit optimisation was undertaken as a guide to the economic mining limits.
•
Detailed practical pit, phases, waste rock storage facilities and stockpile designs were completed taking into consideration geotechnical parameters, environmental constraints and infrastructure locations.

•
The design stage outputs were 3-dimensional in-situ solids in Deswik mine planning software. The mine designs included pit wall batters, berm offsets, access ramps and subdivisions into mining stages, blocks and benches.

•	The in-situ solids were interrogated against the 2025 MRE geological model, including the modelled qualities for all ore solids.
•	The in-situ solids, with sub-cells down to 1.25m x 1.25m, were re-blocked to 5m x 5m solids which represented the smallest mining unit which can be excavated in isolation.
•
The quantities and the qualities of the 5m x 5m solids where then used to define the waste and ore blocks – those with a Li2O content from Measured or Indicated solids >= 0.60% and Fe2O3 < 5% were classified as ore, with the remaining blocks classified as waste.

•	The re-blocking to 5m x 5m takes into account the loss and dilution aspect of converting in-situ quantities and qualities into ROM quantities and qualities.
•	The quantities and qualities for each solid were imported into Spry mine scheduling software for scheduling.
•
Outputs from the mine schedule were exported into a financial model for subsequent financial evaluation using updated unit cost and revenue assumptions to provide an assessment of the overall economic viability of the project.

•	The financial model was updated with capital cost estimates for the life-of-mine to ensure that the project generates positive cashflows throughout the project mine life.
•	Mineral Resource geological confidence limits were applied to ore solids, with no Inferred Ore tonnes being included in the Reserve estimate.
•	Ore Reserves have been classified as Proved or Probable based upon Mineral Resource confidence categories, mine planning, financial analysis and any relevant modifying factors.

Environmental Factors
The Project is expected to have some impacts on forest land, wetlands and waterbodies. Impacted forest land will be restored upon closure, except for the pit and mine waste storage facility, which will undergo other closure measures. The impacts on wetlands and water bodies will require authorisation from the federal government and a compensation program.

15	Sayona Mining Limited

The Project may impact the displacement of Boreal Woodland Cariboo (Rangifer tarandus caribou), which are present north and south of the Project area. Cariboo’s displacement routes are already impacted by the presence of the Route du Nord (gravel highway). The actual impacts and corresponding mitigation measures are under evaluation.

The Environmental and Social Impact Assessment (‘ESIA’) for the project is progressing which will identify all impacts and propose mitigation or remediation measures.

Tenements and Approvals
Due to its location, the Project falls within the scope of the James Bay and Northern Québec Agreement and Complementary Agreements (JBNQA), signed by the Canadian and Québec governments with the Cree and Inuit peoples. According to this agreement, the Cree Nation Government is directly involved in the approval process for the ESIA. The project falls into Category III lands, which are public lands in the domain of the State. The closest Cree communities around the Project are Mistissini and Oujé-Bougoumou, with other more distant communities such as Waswanipi and Nemaska. A consultation process is already in place, and the general perception of the Project from the side of Cree communities and other non-Cree stakeholders is positive, with no indications of actual or potential severe conflict envisaged.

The ESIA is to be submitted to Québec authorities, and the Cree Nation Government is also involved in the approval process. The project is exempted from the federal environmental impact assessment procedure due to its size, although federal authorisations are required for the expected impacts on wetlands and watercourses.

Applications for the use of land for the processing plant and the mine waste storage facility have already been submitted and are under evaluation by the authorities. The filing of the closure plan is also required. Financial assurance will be required upon approval of the closure plan. Other permit applications will be submitted upon approval of the ESIA, including those for the mining lease, lease to mine surface mineral substances, construction on State lands, modification of public roads in forest, and storage of petroleum equipment and explosives.

The proposed Project site is located on public lands in the domain of the State (Government of Québec). Therefore, the final location of the Project infrastructure is conditional on obtaining appropriate surface rights from the province’s Ministry of Natural Resources and Forests (‘MRNF’), including a mining lease pursuant to the Mining Act (Québec), and surface (industrial) leases pursuant to the Act respecting the lands in the domain of the State (Québec).

Infrastructure
The project is still at a greenfield stage and therefore no operating infrastructure has been built to date other than access roads.

The following infrastructure requirements were identified in the DFS:
•	Magazine/mine explosive storage
•	Fuel depot and fuel distribution
•	Laboratory
•	Maintenance areas, workshops, warehouse, equipment and consumable storage areas
•	ROM ore stockpile area
•	Process plant/concentrator
•	Tailings Dam
•	Power and communications supply and distribution
•	Offices, engineering, administration etc.
•	Infirmary
•	Fire department- Fire truck and ambulance
•	Gatehouses and truck scale
•	Water management infrastructure
•	Permanent camp with dormitory, kitchen and gymnasium
•	Temporary camp for construction

16	Sayona Mining Limited

The initial capital expenditure for construction of all infrastructure items has been estimated at CAD1,059m. A further CAD81m has been allocated for closure and CAD16.5m for compensation and Lac Moblan works. An additional CAD134m of sustaining capital has been allocated across the life-of-mine.

Market Factors
Lithium demand is projected to increase from 1.2Mt lithium carbonate equivalent (LCE) in 2024 to 2.7 Mt LCE by 2030, representing a 132% increase. Electric vehicle and battery energy storage systems are the primary source of this demand increase.

It is anticipated that starting in 2029, lithium supply is projected to fall short of demand, with significant deficits in supply increasing from 2033 (Figure10). The lithium market is extremely volatile and is expected to remain volatile in the near future.

Figure 10: Lithium Market Balance (source: Benchmark Q1 2025 Lithium Forecast Report)

About Sayona Mining
Sayona Mining Limited is a North American lithium producer (ASX:SYA; OTCQB:SYAXF), with projects in Québec, Canada and Western Australia.

In Québec, Sayona’s assets comprise North American Lithium together with the Authier Lithium Project and the Tansim Lithium Project, supported by a strategic partnership with American lithium developer Piedmont Lithium Inc. Sayona also holds a 60% stake in the Moblan Lithium Project in northern Québec.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium. Sayona is exploring for Hemi style gold targets in the world class Pilbara region, while its lithium projects include Company-owned leases and those subject to a joint venture with Morella Corporation.
For more information, please visit us at www.sayonamining.com.au

About Investissement Québec
Investissement Québec’s mission is to play an active role in Québec’s economic development by stimulating business innovation, entrepreneurship and business acquisitions, as well as growth in investment and exports. Operating in all of the province’s administrative regions, the Corporation supports the creation and growth of businesses of all sizes with investments and customised financial solutions. It also assists businesses by providing consulting services and other support measures, including technological assistance available from Investissement Québec Innovation. In addition, through Investissement Québec International, the Corporation prospects for talent and foreign investment, and assists Québec businesses with export activities.

17	Sayona Mining Limited

Competent and Qualified Person Statement
The information in this announcement relating to Exploration Results is based on, and fairly represents, information and supporting documentation prepared by Mr. Carl Corriveau, PGeo, VP Exploration of Sayona, Mr Alain Carrier, PGeo, independent consultant who are all members of the Quebec Order of Geologists, a Registered Overseas Professional Organisation as defined in the ASX Listing Rules, and has sufficient experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which has been undertaken to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Corriveau and Carrier consent to the inclusion in this release of the matters based on the information in the form and context in which they appear.

The information in this announcement relating to the Estimation and Reporting of Mineral Resources is based on information, and fairly represents, information and supporting documentation prepared by Mrs Marina Lund, PGeo, Mr Alain Carrier, P.Geo, Mr Simon Boudreau, PEng (all from InnovExplo) and Mr Ryan Cunningham, PEng (from Primero) consultants to the Company, who are all members of the Quebec Order of Geologists or Quebec Order of Engineers, all Registered Overseas Professional Organisation as defined in the ASX Listing Rules, and has sufficient experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which has been undertaken to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mrs Iund, Mr Carrier, Mr Boudreau and Mr Siemon consents to the inclusion in the announcement of the matters based on his information in the form and context in which it appears.

The information in this announcement relating to Ore Reserves for the Moblan project is based on, and fairly represents, information and supporting documentation prepared by Mr. Tony O’Connell an independent consultant employed by Optimal Mining Solutions Pty Ltd and is a member of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr O’Connell has sufficient experience which is relevant to the type of deposits and mining method under consideration and to the activity which has been undertaken to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr O’Connell consents to the inclusion in this release of the matters based on the information in the form and context in which they appear.

Forward Looking Statements
This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled. Sayona Mining Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements). The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

For more information, please contact:

Andrew Barber
Investor Relations

Ph: +617 3369 7058
Email: ir@sayonamining.com.au

18	Sayona Mining Limited

APPENDIX A – JORC TABLES

JORC Code, 2012 Edition – Table 1

Section 1: Sampling Techniques and Data

Criteria	JORC Code explanation	Commentary
Sampling techniques
Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as down hole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.

Sampling at the Moblan Lithium Project (the ‘Project’) is adequate, of good quality and comes from core drilling. Core samples are obtained from diamond drilling (NQ and HQ diameter core).
New results from this release were from NQ and BTW core diameter.

Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
Geological logging of recovered drill core visually identified pegmatite and its constituent mineralogy to determine the intervals for sampling. Lithium-bearing spodumene is easily identified. Sampling has been determined on geological characteristics and ranges from between 0.25 m and 1.6 m in length. The core was cut using a diamond saw core-cutter, and half-cores were sampled. All pegmatite material intersected downhole has been sampled.

Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases, more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

Sample preparation and assaying methods are industry-standard and appropriate for this type of mineralisation. The Project is supported by core samples taken by diamond drilling (no other sampling methods were used).

19	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Drilling techniques
Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

Drilling from surface was carried out by diamond drilling methods, using a standard tube to recover NQ and HQ size core (no other drilling methods were used). The core was not orientated. Downhole drill azimuth and dip have been determined by TN-14 azimuth aligner and downhole Reflex Gyro multi- and single-shot recording instruments; Flexit multi-shot; and Tropari and acid test for the remaining historical drill holes.

Drill sample recovery	Method of recording and assessing core and chip sample recoveries and results assessed.	Drilling was directly into the hard (fresh) rock, starting at the surface, and core recovery approximates 100%. the core has been marked up, and the core recovery and RQD.
Measures taken to maximise sample recovery and ensure representative nature of the samples.
To ensure the representative nature of the samples drilling has been by diamond drill core methods, measurements have been recorded. Core recoveries were typically high and considered acceptable, and it is not believed a bias has been introduced into the sampling system.

	Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.	There is no correlation or bias between the grades obtained and core recovery.
Logging	Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
All drill core has been geologically logged to a level of detail appropriate for the Project. Geological logging, RQD measurements and structural information have been completed. The logging is qualitative and is supported by photography of marked-up core. The logging was appropriate and of sufficient quality and level of detail to support the mineral resource estimation and mining and metallurgical studies.

	Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.	Geological logging recorded qualitative descriptions of lithology, alteration, mineralisation, veining, and structure. Logging also includes core recovery and RQD measurements.
The total length and percentage of the relevant intersections logged.
The 2025 Moblan Mineral Resource Estimate (‘2025 MRE’) is supported by 1,032 surface drillholes for 204,964 m drilled between 2002 and 2024 and by surface channel samples (samples collected from 10 surface trenches) with database close-out date of March 24, 2025 (ASX announcement July 14,  2025).
This release covers the results of 261 new drillholes totalling 74,953 m.

Sub-sampling techniques and sample preparation	If core, whether cut or sawn and whether quarter, half or all core taken.
Drill core has been cut in half by a diamond saw, with half-core samples packaged and grouped into bulk bags for dispatch to the laboratory.
Half-core sampling is considered an appropriate method to ensure a sufficient quantity of sample is collected for it to be representative of the drill material and appropriate for the grain size of the material being sampled.

20	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
	If non-core, whether riffled, tube sampled, rotary split, etc., and whether sampled wet or dry.	There was no sampling method other than diamond drilling (core drilling).
For all sample types, the nature, quality and appropriateness of the sample preparation technique.
Sampling, sample preparation and quality control protocols are considered appropriate for the material being sampled.
Since 2011, sample preparation has been conducted in independent accredited laboratories (SGS laboratories in Toronto, Ontario (Canada) and ALS and AGAT laboratories in Val-d’Or, Québec (Canada)).
AGAT: each core sample is dried and weighed, and the entire sample is crushed to 75% passing 2 mm. A split of up to 250 g is taken using a riffle splitter and pulverised to better than 85% passing 75 μm.
ALS: each core sample is dried and weighed, and the entire sample is crushed to 70% passing 2 mm. A split of up to 250 g is taken using a riffle splitter and pulverised to better than 85% passing 75 μm.

	Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.	The core samples have been selected by visual logging methods and are considered appropriate for the analytical work being carried out in an industry-standard manner.
	Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.	The remaining half-cores, crushed samples (rejects) and pulverised samples (pulps) are retained for further analysis and quality control checks.
	Whether sample sizes are appropriate to the grain size of the material being sampled.	Sample sizes are considered appropriate for the style of mineralisation.
Quality of assay data and laboratory tests	The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
All samples were analysed at independent accredited laboratories (SGS laboratories in Toronto, Ontario (Canada), and ALS and AGAT laboratories in Val-d’Or, Québec (Canada)).
All the 2007–2010 samples were analysed by SGS in Toronto by Sodium Peroxide Fusion and ICP-MS finish using a 0.2 g aliquot of pulverised material.
In 2022–2025, all core samples were analysed at ALS by ME-MS589L Sodium Peroxide Fusion and ICP-MS finish using a 0.2 g aliquot of pulverised material. Previous operators and Sayona have regularly inserted third-party reference control samples and blank samples in the sample stream to monitor assay and laboratory performance. Assaying was completed by ALS Laboratories.
It is believed that the sampling, assaying and laboratory procedures are representative of the drilled material and appropriate for the Project.

For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
There was no sampling method other than diamond drilling. No geophysical tools or XRF instruments have been used in determining mineralisation.

21	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary

Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

QA/QC was ensured by the insertion of Certified Reference Material (‘CRM’), half-core duplicate sampling, and the insertion of blanks into the sample sequence. Protocols include the systematic insertion of CRM standards at approximately 1 for every 25 samples and alternating blank samples of quartz and core duplicate samples at a rate of 1 for every 25 samples in previous operator programmes (SOQUEM). Since June 2022, Sayona's protocols have switched to 1 control sample for every 20 samples.
The CRMs used for monitoring lithium values are OREAS 750, OREAS 751, OREAS 752, OREAS 753 and OREAS 999. Occasionally, a CRM for Zn (OREAS 630B) has been used to validate other metals. These standards have been selected to reflect the target mineralisation type. Assays of quality control samples were compared with reference samples in the database and verified as acceptable prior to using the data from the analysed batches.
The assaying techniques and quality control protocols used are considered appropriate for the data to be reported in its current form and for the estimation of mineral resources.

Verification of sampling and assaying	The verification of significant intersections by either independent or alternative company personnel.
Sampling intervals defined by the geologist were assigned sample identification numbers prior to core cutting.
The results have been reviewed by multiple geologists. The company conducts internal data verification protocols, which have been followed. Significant intersections were verified by company personnel and CPs.
There are no currently known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.

	The use of twinned holes.	No twinned holes have been drilled.
Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
All sampling and assay information were stored in a secure GeoticLog database with restricted access.
Assay results from the laboratory with corresponding sample identification are loaded directly into the GeoticLog database.

	Discuss any adjustment to assay data.	Li% has been converted to Li2O% for reporting purposes. The conversion used is Li2O = Li x 2.1527. No other adjustments to the assay data have been made.
Location of data points	Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
The drilling collars are positioned using handheld GPS and then professionally surveyed after completion. The professional survey firms of Paul Roy, Arpenteur-Géomètre, and Caouette, Thériault & Renaud, both based in Chibougamau, provided a land surveyor with a GPS base station to survey the completed drill collar locations.
Drill rigs were aligned using an electronic azimuth aligner (TN-14 azimuth aligner). Downhole survey data were collected at 3-m intervals using Reflex EZ and Flexit instruments. Some historical drill holes were subjected to Tropari and acid tests to monitor down-hole deviations.
The government’s LIDAR survey of the area was used to prepare a DEM/topographic model for the Project. There are no mine workings on the site.

22	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
	Specification of the grid systeusMed.	The grid system is UTM NAD83 Zone 18.
	Quality and adequacy of topographic control.	The quality and adequacy of the topographic control and drill hole database are considered appropriate for the work undertaken, and the data is suitable for use in mineral resource estimation.
Data spacing and distribution	Data spacing for reporting of Exploration Results.
The drill hole spacing ranges from 20–65m within the mineral resource area.
The spacing between drill hole fences is typically around 50m apart.
The drilling grid is looser in areas at the exploration stage and may include isolated drill holes.

Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserves estimation procedure(s) and classifications applied.

The data spacing is sufficient to establish the degree of geological and grade continuity for the exploration results, yielding Measured, Indicated and Inferred Mineral Resources within the Main dykes and Indicated and Inferred Mineral Resources within the South/Moleon and New South dykes.
Significant assay intercepts remain open. Further drilling is required to determine the extent of currently defined mineralisation.

Whether sample compositing has been applied.
One metre (1m) compositing is applied to samples used for the mineral resource estimation.
For the purposes of illustrating exploration results, lithium values for pegmatite dykes are reported as the weighted average of individual samples.

Orientation of data in relation to geological structure	Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
Drilling may intersect mineralisation at various angles but is typically orthogonal to the lithium pegmatites dykes. Some drill positions have utilised the same drill pad but with a variable dip to intersect the target mineralisation at depth.

If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

The relationship between the drilling orientation and the orientation of key mineralised structures is appropriate. Drill holes exploring the extent of the Project intersected three (3) lithium-bearing pegmatite dyke swarms: Main, South/Moleon and New South. Each corresponds to a series of stacked dykes of variable thickness separated by faults.
A total of 49 different dykes have been documented, modelled and estimated in the 2025 MRE. These pegmatite dykes have been affected by brittle tectonics generating a series of faults. The lithium pegmatites were grouped into three (3) dyke swarms (groups or domains): Main, South/Moleon and New South. Each corresponds to a series of stacked dykes of variable thicknesses. The boundaries between the domains are marked by structural discontinuities.
The Main, South and New South pegmatites correspond to a group of 27 lithium pegmatite dykes oriented E-W and dipping slightly to the north (N260°/-10°). This swarm extends approximately 2,250 m E-W and 1,400 m N-S (projection on surface). In this group, three (3) dykes have an average intercept length greater than 10 m.
The Moleon pegmatites correspond to a group of 22 lithium pegmatite dykes oriented N-S and dipping steeply to the west (N180°/-60°). This swarm extends approximately 450 m N-S and 750 m E-W. In this group, two (2) dykes have an average intercept length greater than 10 m.
Spodumene pegmatite dykes in the area are typically tabular bodies, and the reported results appear consistent with that style of mineralisation. Drill hole orientation does not appear to have introduced a sampling bias.

23	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Sample security	The measures taken to ensure sample security.
All reasonable measures and industry-standard sample and storage protocols have been applied.
Sample security is controlled by tracking samples from the drill rig through core logging, sampling, laboratory preparation and analysis, and database entry. Drill core was delivered from the drill rig to the core yard every shift. On completion of geological and geotechnical logging, Laurentia Exploration or Sayona personnel and/or their representatives finished processing the core and sent the samples to the laboratory.

Audits or reviews	The results of any audits or reviews of sampling techniques and data.
Internal reviews of core handling, sample preparation and laboratory procedures were conducted on a regular basis by both Laurentia Exploration or Sayona personnel and/or by their representatives.
The CP for the resource estimate, Mr. Alain Carrier, P.Geo., completed an independent logging and sampling review, and conducted re-sampling of selected core intervals. The results of the CP’s independent re-sampling programme are satisfactory.
Independent (Technominex) and internal (Sayona) CPs also conducted site visits and reviewed the application of core logging and sampling protocols and procedures.
During the 2025 Summer-fall campaign, sampling was conducted at Service MNG in Val-d’Or and at Services Technominex in Rouyn-Noranda. The drill core was logged and sampled by experienced geologists (Sayona/Laurentia Exploration) at the Moblan site, at the Chatillon camp. Sayona has continued the same sampling procedures as for the 2022-2024 campaign. The transportation of the core was handled by these two companies (MNG and Technominex). The cores were palletised at the site after logging and alternately transported by these two service companies. The delivery of the samples to the ALS laboratory was carried out by MNS (in Val-d'Or) and Technominex (in Rouyn-Noranda). The core storage is located at the LAN mining site in La Corne, and the storage of pulp and rejects is at the warehouse in Amos.
The sample preparation, security and analytical procedures are consistent with current industry standards and are appropriate and acceptable for the styles of mineralisation identified and will be appropriate for use in mineral resource estimation. There are no identified drilling, sampling or recovery factors that materially impact the adequacy and reliability of the results of the drilling programme on the Project.

24	Sayona Mining Limited

Section 2: Reporting of Exploration Results

Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

Moblan is situated in the northwestern part of the Province of Québec, Canada.
The Moblan Property, host to the lithium mineral resources outlined in the 2025 MRE consists of 20 claims (roughly 433 ha or 4.3 km2) held by Sayona Nord (60%) and Investissement Québec (40%). The Moblan Property is subject to a 1.5 to 2.5% Gross Overriding Revenue (‘GOR’) royalty payable to Lithium Royalty Corporation.

The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.
All claims are in good standing as of July 7, 2025. Claims are currently owned 60% by Sayona Nord Inc. (101628) and 40% by Investissement Québec (19383). On 31 December 2023, SOQUEM transferred its 40% participation in Moblan Property claims to Investissement Québec. Investissement Québec is now a 40% partner in the Moblan Property (according to the document entitled “Moblan joint venture agreement deed of assignment” dated 31 December 2023. There are no impediments that have been identified for operating in the Project areas.

Exploration done by other parties	Acknowledgment and appraisal of exploration by other parties.
The current Properties cover and overlap many historical mining and exploration properties. The boundaries and names of those properties have evolved following changes in ownership, option agreements, or land packages as claims were abandoned or added. Exploration work has been varied (e.g., prospecting, mapping, geophysics, geochemistry, drilling, etc.) and has focused on a variety of commodities (e.g., precious metals, base metals, and, more recently, critical and strategic minerals).
Interest in lithium in the area began in the 1960s inside the current limits of the Moblan Property. Surface prospecting and trenching performed by Muscocho Explorations Ltd in 1963 resulted in the discovery of numerous lithium-bearing dykes. A few of the dykes had been sampled earlier and revealed high grades of lithium oxide. Twenty-eight (28) lithium-bearing pegmatite dykes have been discovered in six (6) separate areas on the Moblan Property between 1992 and 2004, during work conducted by Abitibi Lithium Corporation.
The current Project has been the subject of significant exploration and drilling efforts, including geophysics, geochemistry, historical studies, metallurgical testing and engineering studies.

Geology	Deposit type, geological setting and style of mineralisation.
The Properties host several mineral occurrences and showings. These (and other adjacent) occurrences highlight the strong potential of the area for (i) Li pegmatite deposits; (ii) Cu-Zn VMS deposits; (iii) Au orogenic quartz-carbonate veins and disseminated sulphide deposits; (iv) Ni-Cu-PGE magmatic sulphide deposits; and (v) Au-Cu porphyry systems (e.g., Troilus Gold).
The economic potential of the Moblan Property is for lithium mineralisation (spodumene pegmatites). The Project hosts several lithium pegmatites dykes, which mostly lie within a gabbro unit. A total of 49 different dykes have been documented, modelled and estimated in the 2025 MRE. These pegmatite dykes have been affected by brittle tectonics generating a series of faults. The lithium pegmatites were grouped into three (3) dyke swarms (groups or domains): Main, South/Moleon and New South. Each corresponds to a series of stacked dykes of variable thicknesses. The boundaries between the domains are marked by structural discontinuities.

25	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary

The Main, South and New South pegmatites correspond to a group of 27 lithium pegmatite dykes oriented E-W and dipping slightly to the north (N260°/-10°). This swarm extends approximately 2,250 m E-W and 1,400 m N-S (projection on surface). In this group, three (3) dykes have an average intercept length greater than 10 m.
The Moleon pegmatites correspond to a group of 22 lithium pegmatite dykes oriented N-S and dipping steeply to the west (N180°/-60°). This swarm extends approximately 450 m N-S and 750 m E-W. In this group, two (2) dykes have an average intercept length greater than 10 m.

Drill hole Information
A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
•          easting and northing of the drill hole collar
•          elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole
•          collar dip and azimuth of the hole
•          down hole length and interception depth
•          hole length.

Refer to previous exploration releases for the drill hole information of the previously reported intercepts (ASX announcements of 26 April 2022; 27 June 2022; 17 April 2023, 11 July 2023, 22 October 2023, 27 May 2024, 13 June 2024, 27 August 2024, 30 January 2025, 14 April 2025, 14 July 2025).
Material information on the Project’s drill holes is illustrated on the figures (plan views, sections, results tables) in ASX Announcements of April, July and October 2023, and in May, June, and August 2024, January 2025,  April 2025 and July 2025.
The coordinates in the figures and the tables are in metres (UTM NAD83 Zone 18), and the elevation is in metres above sea level.
The selection of the most significant drill hole intercepts was based on high metal factors (%Li2O content x length in metres) for intervals in spodumene pegmatite dykes. In ASX Announcements of April, July and October 2023, of May and June 2024 and of January 2025, April 2025, and July 2025, the table includes collar dip and azimuth of the hole, down hole length, interception depth, and hole length.
Depending on the azimuths and plunges of the selected boreholes, the drilled lengths are apparent and do not reflect true thicknesses.
The CPs were provided with all necessary detailed drill hole information to complete the 2025 MRE.

If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.

The Project is at an advanced stage of exploration, with a reported mineral resource, ongoing engineering studies, and a substantial database of 1,032 surface drillholes for 204,964 m. All the details are therefore not presented in table form.

Data aggregation methods	In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
Significant assay intercepts are reported as the weighted average over total pegmatite core length.
Li2O grades do not show great variations (coefficient of variation of 0.85). Based on statistical analysis, no capping is required, and no capping was applied to the Project’s Li2O grades.
Refer to previous exploration releases for the drill hole information of previously reported intercepts.

Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
Aggregation of Li2O grades to obtain the weighted average of a significant intercept is constrained within single pegmatite dykes.

26	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
	The assumptions used for any reporting of metal equivalent values should be clearly stated.	No metal equivalent values were used.
Relationship between mineralisation widths and intercept lengths	These relationships are particularly important in the reporting of Exploration Results.	The reported significant assay intervals represent apparent widths. Refer to previous exploration releases for the drill hole information of previously reported intercepts.
If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
Drilling is not always perpendicular to the dip of mineralisation, and true widths are less than downhole widths. Lithium pegmatites correspond to a series of stacked dykes of variable true thicknesses.

	If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).	Pegmatite intercepts (%Li2O over m) are expressed over downhole length (not over true width).
Diagrams
Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.

Refer to the figures in previous resources and exploration releases (ASX Announcement of April, July and October 2023, and May, June and August 2024, and January, April and July 2025) for illustrations of previously reported holes and assays and for the block model results of the 2025 MRE.

Balanced reporting
Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All assay results were used to estimate and report the 2025 MRE.
Other substantive exploration data
Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.

The reported drill results are consistent with geological observations and the mineral resource estimate as described.
Metallurgical testing, geomechanical, geotechnical and environmental studies, and condemnation drilling were completed for engineering purposes.
No other meaningful exploration data are reported.

27	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Further work	The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
Further work includes additional drilling to outline the geometry and extent of the lithium pegmatite dyke swarms identified to date.
Exploration and step-out drilling is planned to extend the limits of the mineralised system and potentially discover additional pegmatite dykes.
Continue drilling for potential Inferred to Indicated resources conversion.
Update economic studies considering new mineral resources results.

Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.
 Refer to the figures in previous exploration releases (ASX Announcements of April, July and October 2023, and May, June and August 2024, and January, April and July 2025) for illustrations of previously reported holes and assays.

28	Sayona Mining Limited

Section 3: Estimation and Reporting of Mineral Resources

Criteria	JORC Code explanation	Commentary
Database integrity	Measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes.
Data are stored in a Geotic™ Database (MS Access database). Assays and geological data are electronically loaded into Geotic. Geotic's built-in validation tools were used.
Sayona staff supplied the CPs with an MS Excel export of the final drilling and surface trenching database, which included collars, deviations, assays and geology.
The CPs checked the downhole surveys visually and statistically for outliers. Assay data was checked for negative, extreme and missing values. Overlapping intervals were flagged when imported into Leapfrog. Assay values below the detection limit were set to half the lower detection limit for estimation purposes.
Suspicious geological intervals that did not fit with surrounding drill hole intersections were verified by the CPs using core photos and then investigated and corrected where possible.

Data validation procedures used.
The CPs completed a 5% audit on collar coordinates, downhole survey values and assay values by comparing the database information against the assay certificates (received directly from the independent and certified laboratories), surveyor certificates or source files from the DGPS, and source files from downhole deviation survey tools. Any data found to be in error were investigated and corrected where possible.

Site visits	Comment on any site visits undertaken by the Competent Person and the outcome of those visits.
CP Carl Corriveau P.Geo., VP Exploration of Sayona, and CP Ehouman N’Dah, P.Geo., Exploration Manager of Sayona oversees all drilling and sampling activities. They regularly attend site and understand details associated with the site setting and location.
The QPs site visits were performed by:
•          Alain Carrier (P.Geo.) on March 30, 2022 ; April 4 and 6, 2022 and June 16, 2025.
•          Marina Iund (P.Geo.) on June 03, 2025
•          Simon Boudreau (P. Eng), on August 1, 2023
During the visit, the QPs toured the parts of the Project relevant to their area of expertise. The main objectives of these visits were to:
•          Understand the land topography, access points and natural features of the project site
•          Understand the existing hydrographic network on the site (watercourses, lakes, etc.)
•          Observe rock outcrops and drill core samples
•          Field validation of drill collar locations
•          Identification of existing borrow pits and future site and their location
•          Identify potential sites for future structures and discuss them
•          Identify all access roads to the site
•          Use the collected data to guide detailed project planning and site preparation
The CPs are satisfied with the quality of the measures undertaken.

	If no site visits have been undertaken indicate why this is the case.	Site visits were completed.

29	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Geological interpretation	Confidence in (or conversely, the uncertainty of) the geological interpretation of the mineral deposit.
The level of confidence in Moblan's geological model is high.
Geology was modelled under the supervision of an independent CP in Leapfrog ™ (v.2024.1) using implicit modelling techniques. A total of 27 spodumene pegmatite dykes were modelled for the Main, South/Moleon and New South lithium-bearing domains. These volumes were modelled from logged geology and geochemical data. This information is based on the drilling and surface trenching database supplied by Sayona. Geology is the controlling factor in guiding mineral resource estimation.

	Nature of the data used and of any assumptions made.	The model is essentially based on drilling results and lithological descriptions.
	The effect, if any, of alternative interpretations on Mineral Resource estimation.	The surface and drill hole geological controls do not allow for any (or few alternative interpretations. Local differences in interpretation would not be material to the Project.
The use of geology in guiding and controlling Mineral Resource estimation.
The model is not based on Li2O content alone; lithological descriptions and geochemical ratio were used to create 3D volumes for each of the individual pegmatite dykes (27 pegmatite dykes in the 2025 MRE).

The factors affecting continuity both of grade and geology.
Locally small fault offsets can be expected. Geological and grade continuities are tested and supported by substantial drilling, assays and geological observations in the field and during core logging.

Dimensions	The extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource.
The mineral resource area encompassing the Main, South and New South dyke swarms is 2,400 m long WSWENE, is 600–1,200 m wide, dips ~0–25° to the NNW, and has a vertical extent of ~350 m.
The Moleon mineral resource area is ~750 m long N-S, ~450 m wide E-W, dips ~60-70° to the west, and has a vertical extent of ~350 m.
Mineralisation remains open at depth and laterally for all domains

Estimation and modelling techniques
The nature and appropriateness of the estimation technique(s) applied and key assumptions, including treatment of extreme grade values, domaining, interpolation parameters and maximum distance of extrapolation from data points. If a computer assisted estimation method was chosen include a description of computer software and parameters used.

Ordinary Kriging (OK) was selected as the method for grade interpolation because the Moblan lithium deposit is considered homogeneous based on geology, geostatistics and variography. No grade capping was applied to the 1m assay composites.
Experimental variograms were modelled in Snowden Supervisor™ v8.14 using composites on a domain-by domain basis (4 experimental variograms were modelled). Estimation was completed in Leapfrog™ (v.2024.1) using a three-pass approach. For thicker pegmatites (drill hole intersects longer, on average, than 10 m), a minimum of 13, 13 and 4 composites and a maximum of 24, 24 and 24 composites were required for passes 1 to 3, respectively, using 0.5x, 1x and 2x the variogram ranges as search ellipses, respectively. For the remaining pegmatites, passes 1 to 3, 5, 5 and 2 minimum composites were required, 8, 8 and 8 maximum composites using 0.5 times. 1.0 times and 2.0 times the variogram ranges as search ellipses, respectively.

	The availability of check estimates, previous estimates and/or mine production records and whether the Mineral Resource estimate takes appropriate account of such data.	The current estimate was compared to previous historical estimates, both visually and volumetrically. No reconciliation data is available as the Project has not reached the extraction stage.

30	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
	The assumptions made regarding recovery of by-products.	The potential to recover Ta, Rb and Cs as by-products still need to be studied.
	Estimation of deleterious elements or other non-grade variables of economic significance (e.g. sulphur for acid mine drainage characterisation).	For metallurgical studies, the Fe2O3 contents of pegmatites and adjacent host rocks were estimated.
In the case of block model interpolation, the block size in relation to the average sample spacing and the search employed.
The block model is octree-type. The parent block dimensions are 5 m x 5 m x 5 m, and the sub-blocks can go down to 1.25 m x 1.25 m x 1.25 m. The parameters of the block model are consistent with the drilling grid and the dimensions of the pegmatite dykes.

	Any assumptions behind modelling of selective mining units.	The SMU used for the optimisation was the parent block size (5 m x 5 m x 5 m).
	Any assumptions about correlation between variables.	Not applicable.
	Description of how the geological interpretation was used to control the resource estimates.	The geological interpretation (lithium pegmatites) provided hard boundaries for the estimation domains.
	Discussion of basis for using or not using grade cutting or capping.	The Li2O grades do not show great variations (coefficient of variation of 0.89). Based on the statistical analysis, no capping is required, and no capping was applied to the Project’s Li2O grades.
The process of validation, the checking process used, the comparison of model data to drill hole data, and use of reconciliation data if available.
The block model validation was done by visually comparing the results of the OK, NN and ID2 estimates against the composited and raw assay data. Swath plots on 10-m-wide slices through the block model (comparing OK, ID2 and NN estimations) and the composite data set were generated for the X, Y and Z directions.

Moisture	Whether the tonnages are estimated on a dry basis or with natural moisture, and the method of determination of the moisture content.	All tonnages are calculated and reported on a dry tonne basis.
Cut-off parameters	The basis of the adopted cut-off grade(s) or quality parameters applied.
 Conditions of ‘Reasonable Prospects for Eventual Economic Extraction’ (RPEEE) has been applied in accordance with JORC Code guidelines for the Mineral Resource estimate. Given the assumption of spodumene concentrate as the target product for potential economic extraction, the resource model has been restricted exclusively to spodumene-bearing pegmatites. The pit shell optimisation utilised lithium pricing based on a consensus forecast, as published by Benchmark Mineral Intelligence (Q1 2025). Cost assumptions for mining and processing were derived from a previously disclosed economic assessment of the Moblan Project (ASX Announcement dated 20 February 2024) with an overall operating cost of 79.20 CAD/t processed. The selected COG for the MRE is 0.55% Li2O and should be viewed as a metallurgical cut-off grade for an open pit.
The cut‐off grades should be re‐evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

31	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Mining factors or assumptions
Assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential mining methods, but the assumptions made regarding mining methods and parameters when estimating Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the mining assumptions made.

An open pit scenario was retained for the MRE. All remaining tonnage outside of the optimised pit shell (Whittle) was excluded from the mineral resource statement. No underground mining scenario was retained. The resource-level pit shell optimisation was completed at US$1,550 /t conc. 6% Li2O and 75% metal recovery rate on a 5 x 5 x 5 m SMU using a pit wall angle of 56° in rock and 14 to 18° in overburden.
Estimated mining costs are presented for the cut-off parameters above.

Metallurgical factors or assumptions
The basis for assumptions or predictions regarding metallurgical amenability. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential metallurgical methods, but the assumptions regarding metallurgical treatment processes and parameters made when reporting Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the metallurgical assumptions made.

Metallurgical recovery assumptions are based on historical metallurgical tests and recent  metallurgical testing conducted for the 2024 DFS under the supervision of independent CPs and Sayona representatives.
The deposit has been drilled extensively. More than 14 composites generated range in grade from 0.70 to 1.73% Li2O and 0.74 to 1.41% Fe2O3. The majority of the testing was on near-mine grade material for Li2O but below-mine grade for Fe2O3.
Near-surface material was used for bulk sampling and testing the ore sorting technology. The main metallurgical assumptions are that production generates a 6% Li2O concentrate with an average metallurgical recovery of 75% Li2O. The circuit requires a combined DMS and floatation configuration to achieve the reported recovery.
Estimated processing costs are presented based on the proposed mine plan as detailed above.
Pilot-scale test work has been undertaken for DMS and floatation processes, though it used a material that is above mine grade, with floatation results showing that there is potential for lower recoveries if floatation conditions vary from design.

Environmental factors or assumptions
Assumptions made regarding possible waste and process residue disposal options. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider the potential environmental impacts of the mining and processing operation. While at this stage the determination of potential environmental impacts, particularly for a Greenfields project, may not always be well advanced, the status of early consideration of these potential environmental impacts should be reported. Where these aspects have not been considered this should be reported with an explanation of the environmental assumptions made.
The assumption is that there will be no significant impediments to conventional waste management of rock and tailings

32	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Bulk density
Whether assumed or determined. If assumed, the basis for the assumptions. If determined, the method used, whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples.
Density assignments in the block model are appropriate and supported by measurements.

The bulk density for bulk material must have been measured by methods that adequately account for void spaces (vugs, porosity, etc.), moisture and differences between rock and alteration zones within the deposit.

Bulk density measurements were carried out in accordance with standard procedure using a water immersion method. Intervals for bulk density determination were selected according to lithology. 782 measurements were taken using a standard water immersion method on core samples averaging 0.4 m long, throughout the Moblan lithium deposit; 2,535 were taken in lithium pegmatites, 2.355 in gabbro, 321 in volcanics and 244 in metasediments.

Discuss assumptions for bulk density estimates used in the evaluation process of the different materials.
Pegmatite densities were estimated using a regression function developed using bulk density measurements and Li2O%. The regression function is SG = 0.0604*Li2O% +2.61 (R2=0.665), which uses Li2O% block values and is used for the conversion of the volume of each block interpolated into a tonnage. Based on the mean of the measurements or theoretical values, other host rocks were given fixed densities values of 2.99 g/cm3 for gabbro, 2.92 g/cm3 for volcanics, 2.76 g/cm3 for metasediments, and 2.72 g/cm3 for granodiorite.

Classification	The basis for the classification of the Mineral Resources into varying confidence categories.	The 2025 MRE has been classified as Measured, Indicated and Inferred mineral resources, reflecting varying confidence categories.

Whether appropriate account has been taken of all relevant factors (i.e. relative confidence in tonnage/grade estimations, reliability of input data, confidence in continuity of geology and metal values, quality, quantity and distribution of the data).

Resource classification is based on drill hole spacing and geological and grade continuity. Within the modelled lithium pegmatites only, the Measured category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 15 m. The Indicated category was assigned to blocks estimated with a minimum of three (3) drill holes in areas where the minimum distance from a drill hole is less than 30 m. The Inferred category was assigned to blocks estimated with a minimum of one (1) drill holes in areas where the minimum distance from a drill hole is less than 50 m.

	Whether the result appropriately reflects the Competent Person’s view of the deposit.	The classification as Measured, Indicated and Inferred mineral resources appropriately reflects the view of the independent CPs.

33	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary

Audits or reviews	The results of any audits or reviews of Mineral Resource estimates.
The key assumptions for the 2025 MRE were reviewed, discussed and decided with peers internally at InnovExplo and with Primero and Sayona representatives.
The estimate has been prepared using accepted industry practices and completed in accordance with the JORC Code guidelines, and it is suitable for preparing a public report documenting the mineral resource estimates.

Discussion of relative accuracy/ confidence
Where appropriate a statement of the relative accuracy and confidence level in the Mineral Resource estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors that could affect the relative accuracy and confidence of the estimate.
The level of confidence in the 2025 MRE is high. The uncertainty of the geological domains (the Main, South, Moleon and New South lithium pegmatite dyke swarms) is considered low.

34	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary

The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used.

The boundaries between the Main, South/Moleon and New South pegmatite domains are marked and could be explained by structural discontinuities (e.g., ENE faults between the Main, South and New South groups), which needs to be more accurately addressed. Inferred Mineral Resources reflect widely spaced drilling and infill drilling is recommended to potentially upgrade this category to a higher confidence level.

	These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.	There is no production data for Moblan.

35	Sayona Mining Limited

Section 4: Estimation and reporting of ore reserves

Criteria	JORC Code explanation	Commentary
Mineral Resource estimate for conversion to Ore Reserves
Description of the Mineral Resource estimate used as a basis for the conversion to an Ore Reserve.
Clear statement as to whether the Mineral Resources are reported additional to, or inclusive of, the Ore Reserves.

The 2025 Mineral Resource estimate (MRE) is the basis for the Ore Reserve Estimate and was prepared or supervised by Marina Iund, P.Geo., Alain Carrier, M.Sc., P.Geo., Simon Boudreau, P. Eng., all of InnovExplo inc.; and Ryan Cunningham, P.Eng. of Primero Group Americas and are defined as Independent and Competent Persons in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).
The effective date of the 2025 MRE is 12 June 2025.

The Mineral Resources reported are inclusive of the Ore Reserves.

Site visits	Comment on any site visits undertaken by the Competent Person and the outcome of those visits. If no site visits have been undertaken indicate why this is the case.
Mr Tony O’Connell, the Competent Person for the Ore Reserve estimate, visited Sayona’s operational site, North American Lithium (NAL) between September 10th and 12th 2024. No site visit was undertaken to Moblan, due to its greenfield status and relative remoteness.

36	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Study status
The type and level of study undertaken to enable Mineral Resources to be converted to Ore Reserves.
The Code requires that a study to at least Pre-Feasibility Study level has been undertaken to convert Mineral Resources to Ore Reserves. Such studies will have been carried out and will have determined a mine plan that is technically achievable and economically viable, and that material Modifying Factors have been considered.

A Definitive Feasibility Study (DFS) was completed in 2024 and demonstrated that the Moblan Project was technically and economically feasible. An updated Life of Mine (LOM) plan, based on 2025 MRE geological model and the DFS has been developed which forms the basis of this Ore Reserve estimate. The updated life of mine plan incorporates detailed pit designs, dump designs, mining schedules, geotechnical analysis, hydrological assessments and metallurgical assumptions.

Cut-off parameters	The basis of the cut-off grade(s) or quality parameters applied.
The breakeven cut-off grade (COG) is calculated considering costs for processing, G&A, and other costs related to concentrate production and transport.
Based on a 6.0% Li2O concentrate selling price of $1,250 USD/t, the COG would be 0.29% Li2O.  However, due to metallurgical recovery limitations, a metallurgical COG of 0.60% Li2O was selected based on iterative analysis and to assure a feed grade that allows a sufficient metallurgical recovery to produce the required spodumene concentrate grade.

37	Sayona Mining Limited

Mining factors or assumptions
The method and assumptions used as reported in the Pre-Feasibility or Feasibility Study to convert the Mineral Resource to an Ore Reserve (i.e. either by application of appropriate factors by optimisation or by preliminary or detailed design).
The choice, nature and appropriateness of the selected mining method(s) and other mining parameters including associated design issues such as pre-strip, access, etc.
The assumptions made regarding geotechnical parameters (eg pit slopes, stope sizes, etc), grade control and pre-production drilling.
The major assumptions made and Mineral Resource model used for pit and stope optimisation (if appropriate).
The mining dilution factors used.
The mining recovery factors used.
Any minimum mining widths used.
The manner in which Inferred Mineral Resources are utilised in mining studies and the sensitivity of the outcome to their inclusion.
The infrastructure requirements of the selected mining methods.

The Moblan orebody is a near-surface pegmatite deposit. The DFS determined the most optimal mining method is open cut mining utilising conventional truck and shovel mining equipment.
The modifying factors applied in the DFS and updated LOM are based on optimised operating practices developed from mining operations with similar mining conditions. Reconciliations of operations at Sayona’s NAL operations have been incorporated where appropriate.
The equipment selected for mining are 120t to 200t size excavators loading 90t capacity rigid off-highway haul trucks, supported by ancillary equipment including graders, water carts and dozers.
All waste and ore is drilled and blasted where practical.
The resource model was re-blocked from cells of 1.25m x 1.25m x 1.25m to generate a mining model of block sizes 5m x 5m x 5m to account for the SMU (selective mining unit) of the chosen mining equipment size and simulate mining recovery and dilution for converting the Mineral Resource to Ore Reserve.
Pit optimisation was applied to the mining model and the revenue factor 0.75 shell was chosen to guide the detailed pit design. The detailed pit design includes the practical geometry required in a mine, including pit access and haulage ramps to all pit benches, pit slope designs, benching configurations, smoothed pit walls and catch benches.
Major dual lane haul roads have been designed at 10% maximum gradient at a width of 28m, whilst single lane accesses in the lower benches of the pit have been designed at a minimum width of 20m.
Geotechnical and hydrogeological studies were carried out in 2022 and 2023.  The DFS used the following design geotechnical parameters for the practical pit design.

38	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary

39	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Metallurgical factors or assumptions
The metallurgical process proposed and the appropriateness of that process to the style of mineralisation.
Whether the metallurgical process is well-tested technology or novel in nature.
The nature, amount and representativeness of metallurgical test work undertaken, the nature of the metallurgical domaining applied and the corresponding metallurgical recovery factors applied.
Any assumptions or allowances made for deleterious elements.
The existence of any bulk sample or pilot scale test work and the degree to which such samples are considered representative of the orebody as a whole.
For minerals that are defined by a specification, has the ore reserve estimation been based on the appropriate mineralogy to meet the specifications?

Several metallurgical test work programs have been undertaken to develop and optimise the process flowsheet and design of the process plant. The ROM ore is subject to a variety of processing methods once feed material enters the crusher. The design of the spodumene concentrator process plant is based on a commercially proven DMS and floatation circuit technology.

Metallurgical recovery varies according to the grade of the feed ore and the spodumene concentrate grade produced. Across the life-of-mine an average metallurgical recovery of 74.7% was applied for the production of a 6.0% spodumene concentrate. The majority of the mined ore will be placed onto ROM stockpiles, where it will then be blended with other Moblan ores to provide a consistent feed grade of Li2O and Fe2O3.

Knowledge gained from Sayona operating its nearby NAL spodumene concentrator has also contributed to fine tuning of the ROM rehandling practices and metallurgical assumptions.

Environmental
The status of studies of potential environmental impacts of the mining and processing operation. Details of waste rock characterisation and the consideration of potential sites, status of design options considered and, where applicable, the status of approvals for process residue storage and waste dumps should be reported.

The Environmental and Social Impact Assessment (‘ESIA’) for the project is currently progressing. The ESIA will identify all impacts and propose mitigation or remediation measures before final approvals for the project is made. Detailed assessments of the environmental impact of the proposed operation were carried out as part of the DFS. Numerous measures, including the delayal of Lac Moblan decommissioning, storage of any potentially acid-forming (PAF) material internally within dumps, etc. were proposed in the DFS to reduce the potential impact of the operation.

Infrastructure
The existence of appropriate infrastructure: availability of land for plant development, power, water, transportation (particularly for bulk commodities), labour, accommodation; or the ease with which the infrastructure can be provided, or accessed.

The DFS developed a detailed site infrastructure plan incorporating the waste rock storage and tailing storage facilities, process plant, power and communications supply and distribution, workshops, warehouse, offices and administration buildings, water management infrastructure and accommodation facilities.

40	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Costs
The derivation of, or assumptions made, regarding projected capital costs in the study.
The methodology used to estimate operating costs.
Allowances made for the content of deleterious elements.
The source of exchange rates used in the study.
Derivation of transportation charges.
The basis for forecasting or source of treatment and refining charges, penalties for failure to meet specification, etc.
The allowances made for royalties payable, both Government and private.

The Project requires approximately CAD1,156M  of capital over the life of mine, predominantly for the construction of the concentrator, tailings storage facility, mining infrastructure and accommodation facilities.

Closure and decommissioning costs of CAD81M were applied at various years across the life-of-mine for the closure of key infrastructure items such as tailings storage facilities and waste storage areas.

Operating costs are based on the DFS estimates with adjustments from the reconciliation of recent operating costs at Sayona’s NAL operation. Transportation, treatment and refining charges are derived from the current charges Sayona incurs at its NAL operation, adjusted to 6.0% spodumene concentrate.

Substantial general and administrative (G&A) costs, compiled in the DFS, have been applied to account for the operation of a remote fly- in-fly out or drive-in/drive-out operation with significant accommodation and camping facilities provided. Moblan is subject to a 1.5 to 2.5% Gross Overriding Revenue (“GOR”) royalty payable to Lithium Royalty Corporation (“LRC”).

Revenue Factors
The derivation of, or assumptions made regarding revenue factors including head grade, metal or commodity price(s) exchange rates, transportation and treatment charges, penalties, net smelter returns, etc.
The derivation of assumptions made of metal or commodity price(s), for the principal metals, minerals and co-products.

Benchmark Minerals Intelligence (BMI) prepared a Lithium Forecast Report for Sayona Quebec dated Quarter 1, 2025. The annual benchmark spodumene 6.0% sales prices as shown in the below chart were applied to the 6.0% spodumene concentrate that Moblan will produce.

A foreign exchange rate of $1.35 CAD to $1.00 USD was assumed to convert USD market price forecasts.

41	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Market Assessment
The demand, supply and stock situation for the particular commodity, consumption trends and factors likely to affect supply and demand into the future.
A customer and competitor analysis along with the identification of likely market windows for the product.
Price and volume forecasts and the basis for these forecasts.
For industrial minerals the customer specification, testing and acceptance requirements prior to a supply contract.
The BMI Q1 2025 Lithium Forecast Report identified the current oversupply which is depressing prices will become a deficit in 2029 and beyond as shown in the chart below.

42	Sayona Mining Limited

	The inputs into the economic analysis for the Ore Reserve are shown in the table below.
Economic

The inputs to the economic analysis to produce the net present value (NPV) in the study, the source and confidence of these economic inputs including estimated inflation, discount rate, etc.
NPV ranges and sensitivity to variations in the significant assumptions and inputs.
	General
	Spodument Price Li2O (SC6.0)	US$/dmt con.	1,250
	CAD exchange rate	US$/CAD	1.35
	Site LFO price	CAD/litre	1.55

	Costs (Processing)
	Rehandling stockpile	CAD/t processed(Dry)	0.90
	Process Variable Cost	CAD/t processed(Dry)	28.65
	Process Fix Cost	CAD/t processed(Dry)	-
	Total G&A (Mill)	CAD/t processed(Dry)	9.45
	Stay in Business Capital (SIB)	CAD/t processed(Dry)	2.78

	Costs (Mining)
	Ore(ROM) ( Mine and G&A Included)	CAD/Tonnes (Expit)	13.00
	Hard Rock (Mine and G&A Include)	CAD/Tonnes (Expit)	12.75
	Overburden (Mine and G&A Include)	CAD/Tonnes (Expit)	11.64
	Incremental Ore (below RL480)	CAD/t/bench of 10m)	0.03
	Incremental Waste (below RL480)	CAD/t/bench of 10m)	0.03

	Costs (Others)
	G&A (General)	CAD/t processed(Dry)	12.35
	Closure Plan (ARO)	CAD/dmt con.	11.18
	Concentrate Transport	CAD/dmt con.	140.48
	Royalty	%	2.0%

The Ore Reserve has been evaluated through a financial model.  All operating and capital costs as well as revenue factors stated in this document were included in the financial model.
The NPV of the project, applying a sale price of US$1,250/t of 6% spodumene concentrate and using a discount rate of 8%, is in excess of CAD1.4b. The NPV for the project fluctuates by ~CAD290m for each US$100/t change in 6% spodumene concentrate price.

43	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Social	The status of agreements with key stakeholders and matters leading to social licence to operate.
A consultation process is in place with the regions First Nations peoples (Cree), and the general perception of the Project from the side of Cree communities and other non-Cree stakeholders is positive, with no indications of actual or potential conflict envisaged.

Other
To the extent relevant, the impact of the following on the project and/or on the estimation and classification of the Ore Reserves:
Any identified material naturally occurring risks.
The status of material legal agreements and marketing arrangements.
The status of governmental agreements and approvals critical to the viability of the project, such as mineral tenement status, and government and statutory approvals. There must be reasonable grounds to expect that all necessary Government approvals will be received within the timeframes anticipated in the Pre-Feasibility or Feasibility study. Highlight and discuss the materiality of any unresolved matter that is dependent on a third party on which extraction of the reserve is contingent.

The Moblan Lithium project, is in the Nord-du-Québec administrative region on lands subject to the James Bay and Northern Quebec Agreement (“JBNQA”). The JBNQA governs the environmental and social protection regimes for the James Bay and Nunavik regions.
Moblan lies on Category III lands, which are public lands in the domain of the State. Category III lands include all the lands within the territory covered by the JBNQA that are located south of the 55th parallel and are not included in other land categories. Category III lands are managed by the Eeyou Istchee James Bay Regional Government. The Cree Nation has exclusive trapping rights on these lands, as well as certain non-exclusive hunting and fishing rights. The Cree Nation also benefits from an environmental and social protection regime that includes, among other things, the obligation for proponents to carry out an ESIA for mining projects and the obligation to consult with First Nations communities.
All exploration activities conducted at Moblan comply with the relevant environmental permitting requirements. It has been assumed that all required permits, including the decommissioning of Lac Moblan, will be obtained to allow for the development of the project.
The competent person is unaware of any environmental liabilities, permitting issues or municipal social issues concerning the Moblan deposit.

Classification
The basis for the classification of the Ore Reserves into varying confidence categories.
Whether the result appropriately reflects the Competent Person’s view of the deposit.
The proportion of Probable Ore Reserves that have been derived from Measured Mineral Resources (if any).

The Measured and Indicated Resources that underpin the positive cash flow model for the Life of Mine have been converted to Ore Reserves after the application of the modifying factors. No Inferred Resources have been included as Ore Reserves. The economic Measured Resource have been converted to Proven Reserves and the economic Indicated Resource is converted to Probable Reserves.
Across the deposit, 85.0% of Measured Mineral Resources have been converted to Proven Ore Reserves and 42.1% of Indicated Mineral Resources have been converted to probable Ore Reserves.

Audits or reviews	The results of any audits or reviews of Ore Reserve estimates
The major contributing items to the Ore Reserve estimate, including the pit optimisation, detailed pit designs, scheduling and financial modelling, have been internally reviewed by Optimal Mining Solutions and also by Sayona where appropriate. No issues were identified as part of the review process.

44	Sayona Mining Limited

Criteria	JORC Code explanation	Commentary
Discussion of relative accuracy/ confidence
Where appropriate a statement of the relative accuracy and confidence level in the Ore Reserve estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the reserve within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors which could affect the relative accuracy and confidence of the estimate.
The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used.
Accuracy and confidence discussions should extend to specific discussions of any applied Modifying Factors that may have a material impact on Ore Reserve viability, or for which there are remaining areas of uncertainty at the current study stage.
It is recognised that this may not be possible or appropriate in all circumstances. These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.

The level of confidence in the 2025 Ore Reserve estimate is high and is deemed within an acceptable level of confidence by the Competent Person . The MRE Competent Persons state that “The uncertainty of the geological domains (the Main, South, Moleon and New South lithium pegmatite dyke swarms) is considered low.”

The mine plan and subsequent life-of-mine schedule has been developed at DFS level of detail, with a level of accuracy generally within ±10-15%. Detailed planning, including haulage modelling, has been undertaken as part of the scheduling works. The DFS provided the majority of the infrastructure requirements, operational parameters, capital cost and operating costs. While uncertainties remain due to factors such as market fluctuations, unforeseen geological variations and operational challenges, the DFS provides a robust basis for an accurate estimate of the project.

There is no production data for Moblan.

45	Sayona Mining Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAYONA MINING LIMITED

Date: August 26, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel